Exhibit 99.1

For Immediate Release:

PreMD Receives FDA Clearance for New Handheld PREVU* Reader

Toronto, Ontario (September 20, 2006) ---Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced that it has received Special 510(k) clearance from the U.S. Food and Drug Administration (FDA) for its second-generation spectrometer, or color reader, for the PREVU* Point of Care (POC) Skin Sterol Test, the Company’s commercially available test to assess risk of heart disease.

The new reader, which does not need to be attached to a computer, enables PREVU* POC to operate in a greater variety of healthcare settings. The new reader was developed in conjunction with Boehringer Ingelheim microParts GmbH and will be manufactured in the United States by Jabil Circuit Inc. (NYSE: JBL). The reader has already been cleared for sale in Canada by Health Canada and is CE-marked, allowing it to be sold in the European Union.

“This new reader enhances the PREVU* product line, offering users greater flexibility which we believe will improve the product’s overall market appeal,” said Dr. Brent Norton, President and Chief Executive Officer of PreMD. “The development of this new reader also demonstrates our ability to meet the markets’ needs and follows the successful CE-marking in Europe of our second PREVU* product (PREVU*LT), a lab-processed format of the technology, announced earlier this week.”

About PREVU*POC Skin Sterol Test
PREVU* non-invasively measures the amount of cholesterol (sterol) that has accumulated in the skin tissues, as opposed to blood. There is no fasting or other patient preparation required for the test. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease (CAD). PREVU* POC is cleared for sale in Canada, the U.S. and Europe where it is available for sale to medical professionals.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark
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For more information, please contact:
Ron Hosking
Chief Financial Officer
Tel: 416-222-3449
Email: rhosking@premdinc.com